
July 14, 2015

Via E-Mail
Neil K. Warma
President and Chief Executive Officer
Opexa Therapeutics, Inc.
2635 Technology Forest Blvd.
The Woodlands, Texas 77381

      Re: **Opexa Therapeutics, Inc.**
            Preliminary Proxy Statement on Schedule 14A
            Filed June 22, 2015
            File No. 001-33004

Dear Mr. Warma:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Daniel Greenspan for

                                   Jeffrey P. Riedler
                                   Assistant Director

cc: Via E-Mail
        Mike Hird, Esq.
        Patty DeGaetano, Esq.
        Pillsbury Winthrop Shaw Pittman LLP